JPMORGAN TRUST I

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

August 10, 2020

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”), on behalf of the
JPMorgan Intrepid Sustainable Equity Fund (the “Fund”)
File No. 811-21295 and 333-103022

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on July 23, 2020 in connection with Post-Effective Amendment No. 613 under the Securities Act of 1933 (the “Securities Act”) (Amendment No. 614 under the Investment Company Act of 1940, as amended (the “Investment Company Act”)) to the Registration Statement on Form N-1A of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act on June 8, 2020 with respect to the Fund. For your convenience, we have restated your comments below followed by our responses. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

Prospectus

Comment 1: Please update the series and class information on EDGAR with the Fund’s new name.

Response: The information will be updated as of the effective date of the change to the Fund’s name.

Comment 2: In the fee table, a footnote indicates that the expense cap will be in effect through May 31, 2021. Please confirm that the expense cap will be in effect for more than a year from the effective date. Please also confirm that the expense cap is not subject to recoupment.

Response: The footnote has been updated to reflect that the expense cap will be in effect through October 31, 2021. The Trust confirms that, under the terms of the expense limitation agreement for the Fund, the service providers do not have the ability to recoup waivers and/or expense reimbursements made pursuant to and in accordance with such agreement.

Comment 3: Please advise the Staff supplementally how derivatives will be valued for purposes of the 80% test.

Response: Derivatives are not included in the numerator for purposes of determining the Fund’s compliance with its 80% policy.

Comment 4: In order to help investors understand your investment process and strategy, we believe additional disclosure about the factors you consider, analysis you conduct, and information you review, should be included in your Item 4 and 9 disclosures. Please revise as appropriate. In addition, to the extent your strategy is limited by the availability, quality, or comparability of ESG-related information within your investment universe, please consider the need for additional risk disclosure addressing the same. Lastly, please disclose, where appropriate, how the fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response: Additional disclosure regarding the information the adviser reviews in connection with its assessment of ESG-related information has been added to the prospectus in response to this comment.

The Staff also requested that we add additional disclosure regarding the factors considered. The Fund believes that the disclosure currently in the prospectus sufficiently describes the ESG characteristics and factors considered as part of the assessment of sustainability. For example, the second paragraph of the “What are the Fund’s main investment strategies” section states that the adviser analyzes, among other factors, a company’s likely impact on climate change, natural resource use, pollution, use of clean technology, worker safety, product safety and integrity, impact on the community, board accountability and diversity and business ethics. In addition, the Fund does not believe the strategy is limited by the availability, quality or comparability of ESG-related information. Accordingly, the Fund respectfully declines to add additional disclosure regarding the factors considered or additional risk disclosure in response to the comment.

With respect to the proxy voting disclosure, the Fund believes that the existing disclosure in the Statement of Additional Information, which describes the proxy voting procedures and guidelines used to vote proxies for the Fund, sufficiently describes how the Fund will approach relevant ESG proxy voting issues. The disclosure includes specific references to how environmental proposals, corporate governance matters and social issues are considered. In addition, as noted in the disclosure, on an annual basis, the Fund discloses on Form N-PX its proxy voting record, including a brief description of the matters on which it voted for each portfolio security and how each vote was cast. Accordingly, the Fund respectfully declines to amend this disclosure in response to the comment.

Comment 5: Please explain supplementally the reference to the Diversified Fund in the discussion of sales charges.

Response: The reference to this fund has been removed.

Statement of Additional Information

Comment 6: The disclosure indicates that the Fund had a portfolio turnover rate of 38% for the fiscal year ended June 30, 2018 and a portfolio turnover rate of 97% for the fiscal year ended June 30, 2019. Please explain the reasons for the variation. If there was a shift in strategy, was that reflected in the disclosure?

Response: The following disclosure will be added in response to this comment:

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The increase in portfolio turnover from 2018 to 2019 was the result of a slight repositioning of the Fund to take advantage of market volatility in late 2018 and the resulting opportunities in valuation.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 623-4557.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer
Assistant Secretary

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